Exhibit (23)(i)(a)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-      ) and related Prospectus of NTL Incorporated (formerly Telewest Global, Inc.) for the registration of 25,782,900 shares of its common stock and to the incorporation by reference therein of our reports dated February 28, 2006, with respect to the consolidated financial statements and schedules of NTL Incorporated, NTL Incorporated management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NTL Incorporated, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
London, England
February 28, 2006